Exhibit 99.2

HARVEST ENERGY TRUST

NOTICE OF SPECIAL MEETING
 to be held December 15, 2009

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated November 13, 2009, a special meeting (the "Meeting") of the holders (collectively, "Securityholders") of trust units ("Trust Units"), trust unit rights ("Trust Unit Rights") and unit awards ("Unit Awards") (collectively, "Securities") of Harvest Energy Trust (the "Trust") will be held in the Lecture Theatre at the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta on December 15, 2009, at 10:00 a.m. (Calgary time) for the following purposes:

(a)

to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "Special Resolution"), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated November 13, 2009 (the "Information Circular") to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement"), all as more particularly described in the Information Circular; and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is November 9, 2009. Only Securityholders whose names have been entered in the register of the Securityholders on the close of business on that date and holders of Trust Units issued by the Trust after the record date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting provided that a holder of Trust Unit Rights or Unit Awards on the record date who exercises such Trust Unit Rights or Unit Awards prior to the Meeting will not be entitled to vote such Trust Unit Rights or Unit Awards at the Meeting. With the exception of holders of Trust Unit Rights and Unit Awards who exercise such Trust Unit Rights and Unit Awards after the record date and are issued Trust Units by the Trust, unitholders who acquire their Trust Units after the record date will not be entitled to vote such securities at the Meeting.

Registered holders of Trust Units ("Unitholders") have the right to dissent with respect to the Arrangement and to be paid the fair value of their Trust Units in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order. A Unitholder's right to dissent is more particularly described in the accompanying Information Circular. Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent. A dissenting Unitholder must send to Harvest Operations Corp. and the Trust a written objection to the Special Resolution, which written objection must be received by Harvest, c/o Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C., by 5:00 p.m. (Calgary time) on December 11, 2009 (or the business day that is two business days prior to the date of the Meeting if it is not held on December 15, 2009). Persons who are beneficial owners of Trust Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Trust Units are entitled to dissent. Accordingly, a beneficial owner of Trust Units who desires to exercise the right of dissent must make arrangements for the Trust Units beneficially owned by such holder to be registered in the holder's name prior to the time written objection to the Special Resolution is required to be received by the Trust or, alternatively, make arrangements for the registered holder of such Trust Units to dissent on the holder's behalf.

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (white for holders of Trust Units, yellow for holders of Trust Unit Rights and green for holders of Unit Awards) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, T2P 1T1, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. The time limit for the deposit of proxies may be waived by the Board of Directors of Harvest Operations Corp. at its discretion, without notice.

Dated at the City of Calgary, in the Province of Alberta, this 13th day of November, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF
HARVEST OPERATIONS CORP.

(signed) "John Zahary"
John Zahary, President and Chief Executive Officer
Harvest Operations Corp.